

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 22, 2017

<u>Via E-mail</u>
Mr. Flemming J. H. Hansen
Chief Executive Officer
Results-Based Outsourcing, Inc.
2490 Blackrock Turnpike 344
Fairfield, Connecticut 06825

    RE: Results-Based Outsourcing, Inc.
                  Form 10-K for the Year Ended December 31, 2016
                  Filed April 13, 2017
                  File No. 333-209836

Dear Mr. Hansen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction